Mail Stop 3561
                                                                September 24,
2018


    Robert A. Riecker
    Chief Financial Officer
    Sears Holdings Corporation
    3333 Beverly Road
    Hoffman Estates, Illinois 60179

            Re:    Sears Holdings Corporation
                   Form 10-K for the Fiscal Year Ended February 3, 2018 Filed March 23, 2018
                   File No. 1-36693

    Dear Mr. Riecker:

           We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

    Note 1 - Summary of Significant Accounting Policies

    Pension Benefit Guaranty Corporation Agreement, page 64

        1. Please disclose the amount of ring-fenced assets. Refer to Rule 4-08(b) of Regulation S-
           X.

    Note 3 - Borrowings, page 78

        2. Please provide us with your detailed analysis of the accounting related to the February
           2018 Exchange Offers of the 6.625% Senior Secured Notes and the 8% Senior Unsecured
           Notes. Please ensure your response addresses how you concluded whether or not the new debt contains substantially different terms and if the conversion features were substantive or not. Refer to ASC 470-50-40 and ASC 470-20-40-7 through 9 for guidance. Also,
 Robert A. Riecker
Sears Holdings Corporation
September 24, 2018
Page 2


       please tell us the accounting impact of the January 9, 2018 amendment related to the
       Second Lien Term Loan that added the common stock conversion feature.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio,
Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.


                                                           Sincerely,

                                                           /s/ William H.
Thompson

                                                           William H. Thompson
                                                           Accounting Branch
Chief
                                                           Office of Consumer
Products